UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Interim Chief Financial Officer

The Board of Directors of Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”) has appointed Mr. Neo Chun How Alton as its new interim Chief Financial Officer effective June 2, 2026. Mr. Neo was appointed as interim CFO to replace Ms. Jianing Lu, the CFO of the Company. Ms. Lu resigned from her position as CFO of the Company. The Board wishes to thank Ms. Lu for her service during her tenure.

Mr. Neo is a finance professional with extensive experience in corporate leadership, financial management, and education. Prior to joining Basel Medical, Alton served as the deputy CEO of InCorp Global’s Singapore operations, where he oversaw the entire Singapore’s operations – in particular, advisory and outsourcing services. In this role, he provides expertise in management reporting, corporate restructuring, business valuation, insolvency, and forensic accounting. Before his tenure at InCorp Global, Mr. Neo contributed to the Singapore Ministry of Finance as a tax policy associate, focusing on the development and review of tax incentives. He was also part of the pioneer team at the Singapore Accountancy Commission (now ACRA) that developed the Singapore Chartered Accountant Qualification Programme. In addition to his corporate roles, Mr. Neo is dedicated to education, having developed and taught courses in financial accounting and related subjects at leading tertiary institutions. Currently, he serves as a part-time tutor at the London School of Business & Finance in Singapore and Singapore University of Social Sciences.

Qualifications and Professional Memberships. Mr. Neo holds a Master of Business Administration, University of Hull and is also a Chartered Valuer, Institute of Valuers and Appraisers, CA Singapore, Institute of Singapore Chartered Accountants and CPA Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

	By:	/s/ Darren Yen Feng Chhoa
	Name:	Dr. Darren Yen Feng Chhoa
	Title:	Chief Executive Officer

Date: June 5, 2026